SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, March 30, 2007.

Messrs.

Bolsa de Comercio de Buenos Aires

Dear Sirs:

This is to inform you that at the Company’s General Shareholders’ Meeting held today, the Chairman stated that if upon approval of the Company’s quarterly Financial Statements for 2007 fiscal year, net and realized profits are reflected for an amount equivalent to the sum the Company is entitled to receive in connection with the cash dividend of P$186,000,000 (one hundred and eighty six million pesos) approved on this date by PETROBRAS ENERGÍA S.A.’s General Shareholders’ Meeting, the Board of Directors will authorize payment of a single advance dividend in cash pursuant to the provisions of Section 224 of the Business Associations Law, for up to the aggregate amount mentioned above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/30/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney